Exhibit 99.1

1 2017 INVESTOR DAY 2017 Third Quarter Earnings Conference Call November 3, 2017

2 2017 INVESTOR DAY 2 Forward - Looking I nformation Fortis Inc. (“Fortis” or the “Corporation”) includes “forward - looking information” in this presentation within the meaning of applicable Canadian securit ies laws and “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively r eferred to as “forward - looking information”). Forward - looking information included in this presentation reflects the expectations of Fortis management regardin g future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “b udg ets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and t he negative of these terms and other similar terminology or expressions have been used to identify forward - looking information, which includes, without limitation: t he Corporation’s forecast gross consolidated and segmented capital expenditures for the period 2018 through 2022; targeted average annual dividend grow th through 2022; statements relating to restoration timeline and costs at FortisTCI following the impacts of Hurricane Irma; the Corporation’s consolidated and segmented forecast rate base for the period 2017 through 2022 and associated compound annual growth rate; the nature, timing and expected costs of ce rta in capital projects including, without limitation, the FortisBC Eagle Mountain – Woodfibre Gas Pipeline Project and Pipeline Integrity Management Program, UNS Flexible Generation Resource investment and Combined Cycle Generation purchase; additional opportunities beyond the base plan includin g, without limitation, the Wataynikaneyap Project and the Lake Erie Connector; and the expected timing of filing of regulatory applications and receipt and outcome of re gulatory decisions. Forward - looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions ha ve been applied in drawing the conclusions contained in the forward - looking information. These factors or assumptions are subject to inherent risks and unc ertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information. Such risk factors or assumptions include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings of the Corporation’s utilities and the expectation of re gulatory stability; no material capital project and financing cost overrun related to any of the Corporation’s capital projects; sufficient human resources t o d eliver service and execute the capital program; the Board of Directors exercising its discretion to declare dividends, taking into account the business perf orm ance and financial conditions of the Corporation; risk associated with the impact of less favorable economic conditions on the Corporation’s results of operat ion s; no significant changes in laws and regulations that may materially negatively affect the Corporation and its subsidiaries; and currency exchange rates. Fo rtis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or imp lied in the forward - looking information. These factors should be considered carefully and undue reliance should not be placed on the forward - looking informa tion. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure material s f iled from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or ob ligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise. Unless otherwise specified, all financial information referenced is in Canadian dollars and references to rate base refer to mid - year rate base.

Barry Perry President & CEO

4 2017 INVESTOR DAY 4 Growth Strategy Delivers Strong Results x Successful integration of ITC and constructive Arizona rate case settlement x 5 - year capital program of $14.5 billion, up $1.5 billion from the prior plan x Supports average annual dividend growth target of ~6 % through 2022 x Realized $24 million after tax break fee associated with the termination of the Waneta Dam agreement

5 2017 INVESTOR DAY 5 Restoration Efforts Continue Following Hurricane Irma x Hurricane Irma caused significant damage to the electric transmission and distribution system on Turks and Caicos Islands x ~1,50 poles damaged x No generation asset losses x Fortis responded quickly with crews from various Fortis subsidiaries on the ground within 48 hours of h urricane passing through the island x Currently 99% of electricity service has been restored to customers able to be reconnected

6 2017 INVESTOR DAY 6 2012 2013 2014 2015 2016 2017F 2018F 2019F 2020F 2021F 2022F Dividend payout ratio (2) 70% 73% 66% 66% 73% 44 Consecutive Years of Annual Dividend P ayment Increases Average annual dividend growth through 2022 targeted at ~6% (1) 2017 forecast dividend payout ratio based on the consensus EPS estimate of $2.49 as at October 27, 2017. (2) Dividend payout ratio adjusted for non - operating items . 65% (1)

7 2017 INVESTOR DAY 7 2017F 2018F 2019F 2020F 2021F 2022F Regulated - Canadian & Carribbean Electric & Gas Regulated - U.S. Electric & Gas Regulated - Independent Electric Transmission (ITC) $25.4 $26.8 $28.5 $29.6 $30.4 $31.7 Capital Program Increases Rate Base to ~$32B by 2022 (1) US dollar - denominated c apital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28 . (2) US dollar - denominated rate base is translated at a forecast USD/CAD foreign exchange rate of $1.28. (3) Includes 10% of the Waneta Expansion, of which Fortis has a 51% controlling ownership interest. 2018F 2019F 2020F 2021F 2022F Other Energy Infrastructure Regulated - Canadian & Caribbean Electric & Gas Regulated - U.S. Electric & Gas Regulated - Independent Electric Transmission (ITC) $3.2 $2.8 $2.7 $2.9 $2.9 Capital Expenditures (1) Rate Base (2) $14.5 Five - Year Capital Plan (billions) (billions) (3)

8 2017 INVESTOR DAY 8 $13.0 + $0.7 + $0.5 + $0.2 + $0.1 $14.5 $10.0 $11.0 $12.0 $13.0 $14.0 $15.0 $16.0 2017-2021 Capital Plan FortisBC UNS FortisAlberta Central Hudson 2018-2022 Capital Plan (Billions) Improved Five - Year Capital Program $1.5B Increase in Five - Year Capital Plan

9 2017 INVESTOR DAY 9 x Opportunity to connect remote First Nation communities in Northern Ontario to the grid x During Q3 the federal government announced it will fully fund, up to $60 million, to connect the Pikangikum First Nation to Ontario’s power grid x Remaining Milestones x Completion of environmental approvals and permitting x Cost - sharing agreement with federal and provincial governments x Filing of the Leave to Construct with the OEB, which is expected in Q4 2017 x Final approvals, receipt of permits, and construction start by late 2018 x Proposed 1,00 MW, bi - directional, high - voltage direct current transmission underwater line connecting the Ontario energy grid to the PJM energy market x ITC has completed the major permit process for the project x October 2017 - U.S. Army Corps of Engineers approval received x Remaining Milestones x Completion of project cost refinements and securing favorable transmission service agreements with prospective counterparties Beyond the Forecast: Development Project Update Two near - term development projects highlighted in Ontario’s Long - Term E nergy P lan Lake Erie Connector Wataynikaneyap Power Project

Karl Smith Executive Vice President, Chief Financial Officer

11 2017 INVESTOR DAY 11 $1.66 $1.92 1.50 1.60 1.70 1.80 1.90 2.0 2016 2017 Diversified Portfolio of Utilities Delivers Strong P erformance $472 $794 10 30 50 70 90 2016 2017 Adjusted Earnings Adjusted EPS Q3 $0.54 $0.61 0.20 0.30 0.40 0.50 0.60 0.70 0.80 2016 2017 ($) ($ millions) September Year to Date Q3 $153 $254 0 10 20 30 2016 2017 September Year to Date

12 2017 INVESTOR DAY 12 0.54 0.03 0.03 0.02 0.02 (0.01) (0.02) 0.61 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 Q3 2016 Adjusted Actual EPS ITC Aitken Creek UNS Energy FortisAlberta Foreign Exchange WA Share Impact Q3 2017 Adjusted Actual EPS (1) Multiple Drivers of EPS Growth – Q3 ($) (3) (2) Includes variance related to unrealized gains associated with mark - to - market of natural gas hedges. . (1) Inclusive of finance charges and increased share issuance related to ITC acquisition. (3) Reflects share impact for normal course of business activity and excludes the shares issued to finance a portion of the ITC acquisition. (2)

13 2017 INVESTOR DAY 13 1.66 0.15 0.08 0.07 (0.01) (0.03) 1.92 1.50 1.55 1.60 1.65 1.70 1.75 1.80 1.85 1.90 1.95 2.0 YTD 2016 Adjusted Actual EPS UNS Energy Aitken Creek ITC Other Regulated Utilities WA Share Impact YTD 2017 Adjusted Actual EPS Multiple Drivers of EPS Growth – September Year to Date ($) (2) (4) Reflects share impact for normal course of business activity and excludes the shares issued to finance a portion of the ITC acquisition. (1) (2) Inclusive of finance charges and increased share issuance related to ITC acquisition. (3) Includes FortisAlberta, Central Hudson, FortisBC, Eastern Canadian and Caribbean utilities. Q3 YTD impact driven by Car ibb ean operations partially offset by FortisBCEnergy. (1) Variance mainly driven by unrealized gains associated with mark - to - market of natural gas hedges. (3) (4)

14 2017 INVESTOR DAY 14 2.2 1.3 3.7 4.0 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Dec 31/16 Sept 30/17 Utilized Remaining Capacity Credit Ratings Fortis Inc. DBRS BBB (high) S&P A - / BBB+ Consolidated Credit Facilities ($ billions) Moody’s (1) Baa3 Investment - Grade Credit Ratings and Ample Liquidity (1) In September 2017, Moody’s affirmed the Corporation’s long - term issuer and unsecured debt credit ratings. (2) Included $50 million non - revolving term senior unsecured equity bridge credit facility, used to finance a portion of the cash purchase p rice of the acquisition of ITC, which facility was repaid in March 2017. (2) -

15 2017 INVESTOR DAY 15 Regulatory Stability Recent regulatory o utcomes Remaining significant r egulatory d ecisions Regulated Utility Application/Proceeding Filing Date Expected Decision ITC Second MISO Base ROE Complaint ‒ Not applicable To be determined Central Hudson Rate case filing to request an increase in the allowed ROE to 9.5% from 9.0% and equity component of capital structure to 50% from 48% ‒ July 2017 July 2018 Regulated Utility Application/Proceeding Outcome Agreement/ Decision Timing ITC Initial MISO Base ROE Complaint ‒ 10.32% base ROE with a high - end zone of reasonableness of 11.35% September 2016 FortisBC Energy 2016 Application: ROE and Common Equity Thickness ‒ Maintained ROE at 8.75% and common equity thickness of 38.5% August 2016 FortisAlberta 2016/2017 Generic Cost of Capital Proceeding (GCOC) ‒ ROE maintained for 2016 at 8.30% and increasing to 8.50% for 2017. Common equity thickness reduced from 40% to 37% for 2016 and 2017 October 2016 TEP 2017 General Rate Application (GRA) ‒ Decision issued approving s ettlement agreement on revenue requirement ‒ 9.75% ROE and common equity thickness of 50% February 2017

Barry Perry President & CEO

17 2017 INVESTOR DAY 17 Strategic Initiatives Strategy Leverage the operating model, footprint of our utilities, operating expertise, reputation and financial strength to develop growth opportunities Execute Utility CAPEX Plan Deliver Cleaner Energy Enhance Customer & Regulatory Relationships Unlock LNG Value ITC Transmission Growth Dividend Growth Target: 6% Average Annual Growth Through 2021 Investment - Grade Credit Ratings Dividend Growth Target: 6% Average Annual Growth Through 2022 Our Strategy – Simple, Effective, Proven Pursue Energy Infrastructure in and Near Existing Service Territories

18 2017 INVESTOR DAY 18 Expected Upcoming Events Upcoming Q4 2017 Investor Presentations EEI – 52 nd Financial Conference November 7, 2017 Scotiabank Energy Infrastructure Conference November 16, 2017 Expected Upcoming Events Expected Upcoming Earnings Release Dates Q4 – 2017 February 15, 2018 Q1 – 2018 May 1, 2018 Q2 – 2018 July 31, 2018 Q3 – 2018 November 2, 2018

19 2017 INVESTOR DAY 2017 Third Quarter Earnings Conference Call November 3, 2017

20 2017 INVESTOR DAY 20 Third Quarter Variance Analysis by Segment ($s in millions, excluding EPS) Q3 2017 Adjustment Q3 2017 (Adjusted) Q3 2016 Adjustment Q3 2016 (Adjusted) Q3 (Adjusted) Variance Regulated – Independent Electric Transmission ITC Holdings Corp. 89 - 89 - - - 89 Regulated – US Electric & Gas UNS Energy 112 - 112 102 7 109 3 Central Hudson 15 - 15 14 - 14 1 127 - 127 116 7 123 4 Regulated Canadian & Caribbean Electric & Gas FortisBC Gas (15) - (15) (19) - (19) 4 FortisAlberta 35 - 35 30 - 30 5 FortisBC Electric 11 - 11 11 - 11 - Eastern Canadian & Caribbean 20 - 20 27 - 27 (7) 51 - 51 49 - 49 2 Other Energy Infrastructure 21 - 21 15 - 15 6 Corporate and Other (10) (24) (34) (53) 19 (34) - Net Earnings $278 ($24) $254 $127 $26 $153 $101 Weighted Average Shares 418.6 418.6 418.6 285.0 285.0 285.0 133.6 EPS $0.66 $(0.05) $0.61 $0.45 $0.09 $0.54 $0.07 Q3 2017 Results by Segment

21 2017 INVESTOR DAY 21 YTD September 2017 Results by Segment September Year - to - Date Variance Analysis by Segment ($s in millions, excluding EPS) September YTD 2017 Adjustment September YTD 2017 (Adjusted) September YTD 2016 Adjustment September YTD 2016 (Adjusted) September YTD (Adjusted) Variance Regulated – Independent Electric Transmission ITC Holdings Corp. 273 - 273 - - - 273 Regulated – US Electric & Gas UNS Energy 242 (11) 231 170 18 188 43 Central Hudson 48 - 48 50 - 50 (2) 290 (11) 279 220 18 238 41 Regulated Canadian & Caribbean Electric & Gas FortisBC Gas 88 - 88 81 - 81 7 FortisAlberta 91 - 91 91 - 91 - FortisBC Electric 42 - 42 41 - 41 1 Eastern Canadian & Caribbean 73 - 73 82 - 82 (9) 294 - 294 295 - 295 (1) Other Energy Infrastructure 69 - 69 45 - 45 24 Corporate and Other (97) (24) (121) (164) 58 (106) (15) Net Earnings $829 ($35) $794 $396 $76 $472 $322 Weighted Average Shares 413.9 413.9 413.9 283.7 283.7 283.7 130.2 EPS $2.0 ($0.08) $1.92 $1.40 $0.26 $1.66 $0.26

22 2017 INVESTOR DAY 22 Regulated U.S. (Electric & Gas) 25% Regulated - Independent Transmission (ITC) 28% Regulated - Canadian & Caribbean (Electric & Gas) (1) 47% 2018 - 2022 Capital Forecast by S egment 2018 Capital Forecast ($millions) Regulated – Independent Transmission (ITC) ITC 863 Regulated - U.S. Electric & Gas UNS Energy 759 Central Hudson 275 Regulated - Canadian & Caribbean Electric & Gas FortisBC Gas 462 FortisAlberta 407 FortisBC Electric 104 Eastern Canadian 152 Caribbean 135 Other Energy Infrastructure 46 Total Capital Expenditures $3,203 ($ millions) 2018F 2019F 2020F 2021F 2022F Regulated – Independent Transmission (ITC) 863 727 682 677 690 Regulate d – U.S. Electric & Gas 1,034 1,028 849 764 719 Regulated – Canadian & Caribbean Electric & Gas 1,260 1,053 1,208 1,427 1,444 Other Energy Infrastructure 46 20 17 15 15 Total Capital Expenditures $3,203 $2,828 $2,756 $2,883 $2,868 Fortis 2018F Rate Base (1) ~$ 26.8 Billion (1) Includes 10 % of the Waneta Hydroelectric Expansion of which Fortis has a 51% controlling ownership interest.

23 2017 INVESTOR DAY 23 Highly - Executable Capital Plan Low - risk capital plan of $14.5 billion Significant Capital Projects (1) ($millions) (2) Forecast 2018 Forecast 2019 - 2022 Forecast Total 2018 - 2022 ITC Multi - Value Regional Transmission Projects (3) 165 192 357 ITC 34.5 kV to 69 kV Conversion Project 110 361 471 UNS Flexible Generation Resource 115 90 205 UNS Modern, Efficient Baseload Combined Cycle Generation - 211 211 FortisBC Lower Mainland System Upgrade 177 5 182 FortisBC Eagle Mountain - Woodfibre Gas Pipeline Project - 362 362 FortisBC Pipeline Integrity Management Program - 312 312 (1) Major capital projects are identified as those with a total project cost of $150 million or greater and exclude ongoing capital maintenance projects . Total project costs include forecasted capitalized interest and non - cash equity component of AFUDC, where applicable. (2) US dollar denominated capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28. (3) Consists of four separate multi - value projects to create a stronger connection within the Midwestern United States, improve transmission capacity and to connect wind energy .

24 2017 INVESTOR DAY 24 Capital Expenditures Exceeding Expectations 0 30 60 90 1,20 1,50 1,80 2,10 2,40 2,70 3,00 3,30 2013 2014 (1) 2015 (1) 2016 (2)(4) 2017 (2)(4) 0 30 60 90 1,20 1,50 1,80 2,10 2,40 2,70 3,00 3,30 2015 2016 (3)(4) 2017F (3)(4) 2018F (3)(4) 2019F (3)(4) 0 30 60 90 1,20 1,50 1,80 2,10 2,40 2,70 3,00 3,30 2014 (1) 2015 (1) 2016 (2)(4) 2017 (2)(4) 2018F (2)(4) 2013 - 2017 Business Plan Capex 2014 - 2018 Business Plan Capex 2015 - 2019 Business Plan Capex (1) Acquisition capex relates to UNS Energy acquired in August 2014. (2) Acquisition capex relates to UNS Energy acquired in August 2014 and capex from Aitken Creek effective April 1, 2016. (3) Acquisition capex relates to Aitken Creek acquired April 1, 2016. (4) ITC capex relates to capex contribution from ITC following acquisition in October 2016. Acquisition Capex (1)(2)(3) 5 - YR Plan Actual (Adjusted) / Current Forecast ITC Acquisition ($Millions) ($Millions) ($Millions)

25 2017 INVESTOR DAY 25 Opportunities Beyond the Base C apital Program Turks and Caicos Islands Regulated Electric Regulated Gas Cayman Islands Newfoundland and Labrador Prince Edward Island Alberta British Columbia Arizona Ontario New York FERC - Regulated Electric Transmission Oklahoma Kansas Missouri Michigan Iowa Illinois FortisOntario: Wataynikaneyap Project & Municipal Utility Consolidation FortisBC: Tilbury, LNG, Gas Infrastructure UNS: Renewables, Gas Storage & Electric Transmission ITC: Mexico Transmission Projects Minnesota Long - Term Contracted Hydro Generation Belize ITC: Lake Erie Connector MECL & NP: Grid Modernization Caribbean: Grid Modernization & Renewables